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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                             ----------------------




                                  SCHEDULE 13D
                                (RULE 13D - 101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13D - 1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D - 2(A)

                                (AMENDMENT NO. 1)


                            EFFICIENT NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   282056 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         TEXAS INSTRUMENTS INCORPORATED
                               12500 TI BOULEVARD
                                 P.O. BOX 660199
                              DALLAS, TX 75266-0199
                           ATTENTION: JOSEPH F. HUBACH
                                 (972) 995-3773
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 20, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box .





                         (Continued on following pages)

                                  (Page 1 of 9)

  -------------------------------------                                        ------------------------------------
         CUSIP No. 282056 10 0                           13D                              Page 2 of 10
  -------------------------------------                                        ------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TEXAS INSTRUMENTS INCORPORATED
--------- -------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a) [ ]
          N/A                                                                                      (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- -------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                         [ ]
--------- -------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- -------------------------------------------------------------------------------------------------------------
                 NUMBER OF       7    SOLE VOTING POWER
                  SHARES
               BENEFICIALLY           2,292,186
                 OWNED BY      ------ ----------------------------------------------------------------------------------
                   EACH          8    SHARED VOTING POWER
                 REPORTING
                  PERSON              0
                   WITH        ------ ----------------------------------------------------------------------------------
                                 9    SOLE DISPOSITIVE POWER

                                      2,292,186
                               ------ ----------------------------------------------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                      0
--------- -------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,292,186
--------- -------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                                         [ ]
--------- -------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          3.6%
--------- -------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- -------------------------------------------------------------------------------------------------------------


                  This Amendment No. 1 to Schedule 13D amends, supplements and restates the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on or about October 1, 1999 by Texas Instruments Incorporated.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $0.001 par value (the "Issuer Common Stock") Efficient Networks, Inc.
         4201 Spring Valley Road, Suite 1200
         Dallas, Texas 75244

ITEM 2.  IDENTITY AND BACKGROUND.

Filing Person
-------------

         Name:  Texas Instruments Incorporated ("TI")
         State of Incorporation:  Delaware
         Principal Business:  Semiconductors and other electronics technologies
         Address of Principal Business:     12500 TI Boulevard
                                            P.O. Box 660199
                                            Dallas, TX  75266-0199

         Address of Principal Office:       12500 TI Boulevard
                                            P.O. Box 660199
                                            Dallas, TX  75266-0199

                  TI has not been convicted in a criminal proceeding during the last 5 years.

                  TI has not been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Executive Officers and Directors

         (a)      Name and Title:
                  --------------

                  1.       Thomas J. Engibous - Director, Chairman of the Board, President and
                           Chief Executive Officer
                  2.       James R. Adams - Director
                  3.       David L. Boren - Director
                  4.       James B. Busey IV - Director
                  5.       Daniel A. Carp - Director
                  6.       Gerald W. Fronterhouse - Director
                  7.       David R. Goode - Director
                  8.       Wayne R. Sanders - Director
                  9.       Ruth J. Simmons - Director
                  10.      Clayton K. Yeutter - Director


                  11.      William A. Aylesworth - Senior Vice President, Treasurer and Chief
                                                   Financial Officer
                  12.      Gilles Delfassy - Senior Vice President
                  13.      Michael J. Hames - Senior Vice President
                  14.      Joseph F. Hubach - Senior Vice President, Secretary and General Counsel
                  15.      Stephen H. Leven - Senior Vice President
                  16.      Keh-Shew Lu - Senior Vice President
                  17.      Richard J. Schaar - Senior Vice President (President, Educational and
                                               Productivity Solutions)
                  18.      M. Samuel Self - Senior Vice President and Controller (Chief Accounting
                                            Officer)
                  19.      Elwin L. Skiles, Jr. - Senior Vice President
                  20.      Richard K. Templeton - Executive Vice President and Chief Operating
                                                  Officer (President, Semiconductor)
                  21.      Teresa L. West - Senior Vice President
                  22.      Thomas Wroe - Senior Vice President (President, Sensors and Controls)

         (b)      Residence or Business Address:
                  ------------------------------

                  1.       12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, TX  75266-0199
                  2.       209 Geneseo
                           San Antonio, TX 78209
                  3.       660 Parrington Oval
                           Evans Hall, Room 110
                           Norman, OK  73019
                  4.       884 Fearrington Post
                           Pittsboro, NC 27312
                  5.       343 State Street
                           Rochester, New York 14650
                  6.       25 Highland Park Village
                           Suite 100-352
                           Dallas, TX  75205
                  7.       Three Commercial Place
                           Norfolk, VA  23510-2191
                  8.       P.O. Box 619100
                           Dallas, TX 75261-9100
                  9.       President's Office
                           College Hall Room 25
                           Northampton, MA 01063
                  10.      Columbia Square
                           555 Thirteenth Street, N.W.
                           Washington, D.C.  20004-1109


                  11.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  12.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  13.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  14.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  15.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  16.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  17.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  18.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  19.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  20.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  21.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199
                  22.      12500 TI Boulevard
                           P.O. Box 660199
                           Dallas, Texas  75266-0199

         (c)      Present Principal Occupation:
                  ----------------------------

                  1.       Thomas J. Engibous - Chairman, President and Chief Executive Officer of
                                                TI
                  2.       James R. Adams - Retired; former Chairman of the Board of TI
                  3.       David L. Boren - President, The University of Oklahoma
                  4.       James B. Busey IV - Retired Admiral, U.S. Navy
                  5.       Daniel A. Carp - President and Chief Operating Officer of Eastman Kodak Company
                  6.       Gerald W. Fronterhouse - Investments


                  7.       David R. Goode - Chairman, President and Chief Executive Officer,
                                            Norfolk Southern Corporation
                  8.       Wayne R. Sanders - Chairman of the Board and Chief Executive Officer
                                              of Kimberly-Clark Corporation
                  9.       Ruth J. Simmons - President of Smith College
                  10.      Clayton K. Yeutter - Of Counsel, Hogan & Hartson
                  11.      William A. Aylesworth - Senior Vice President, Treasurer
                                                   and Chief Financial Officer of TI
                  12.      Gilles Delfassy - Senior Vice President of TI
                  13.      Michael J. Hames - Senior Vice President of TI
                  14.      Joseph F. Hubach - Senior Vice President, Secretary
                                              and General Counsel of TI
                  15.      Stephen H. Leven - Senior Vice President of TI
                  16.      Keh-Shew Lu - Senior Vice President of TI
                  17.      Richard J. Schaar - Senior Vice President (President, Educational and
                                               Productivity Solutions) of TI
                  18.      M. Samuel Self - Senior Vice President and Controller (Chief
                                            Accounting Officer) of TI
                  19.      Elwin L. Skiles, Jr. - Senior Vice President of TI
                  20.      Richard K. Templeton - Executive Vice President and Chief Operating
                                                  Officer (President, Semiconductor) of TI
                  21.      Teresa L. West - Senior Vice President of TI
                  22.      Thomas Wroe - Senior Vice President (President, Sensors and Controls)
                                         of TI

         (d)      Convictions in Criminal Proceedings during the last 5 Years:

                  None of the persons listed in paragraph (a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

         (e)      Proceedings involving Federal or State Securities Laws:

                  None of the persons listed in paragraph (a) above have been parties to any civil proceeding as a result of which such person was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship:
                  -----------

                  Each of persons listed in paragraph (a) above is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In September 1995, TI purchased 2,473,644 shares of Series D Preferred Stock of the Issuer in a private placement, and in February 1998, TI purchased 1,712,329 shares of Series F Preferred Stock of the Issuer in a private placement (collectively, the "Convertible Preferred

         Stock"). The Convertible Preferred Stock was converted into 4,185,973 shares of Issuer Common Stock immediately prior to the Issuer's initial public offering of Issuer Common Stock effected on July 20, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

                  As described in Item 3 above, TI acquired the shares of Issuer Common Stock upon conversion of shares of Convertible Preferred Stock acquired by TI from the Issuer for investment purposes. Subsequent to the acquisition of the shares of Issuer Common Stock, TI has sold an aggregate of 1,893,787 shares of Issuer Common Stock, as more particularly described in paragraph (c) of Item 5 below. TI has no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or bylaws or actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) TI beneficially owns 2,292,186 shares of the Issuer Common Stock (representing approximately 3.6% of the outstanding shares of such class of securities). Mr. James R. Adams, through the James R. Adams Trust and the Adams Family Limited Patnership, beneficially owns 3,850 shares of the Issuer Common Stock (representing less than 0.01% of the outstanding shares of such class of securities). To the knowledge of TI, none of the other directors or officers of TI listed in Item 2 above beneficially own any shares of the Issuer Common Stock.

         (b) TI has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,292,186 shares of Issuer Common Stock. Mr James R. Adams has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,850 shares of Issuer Common Stock.

         (c) On or about February 3, 2000, TI sold 83,787 shares of Issuer Common Stock in a registered public offering at a price per share of $70.00, excluding underwriting commissions.

                  The following transactions in the Issuer Common Stock were effected by TI since the date of the acquisition of Issuer Common Stock:

                    Date      No. of Shares    Sale/Purchase   Price per Share
                    ----      -------------    -------------   ---------------
                    1/18/00           25,000        Sale           $70.34
                    1/19/00           52,000        Sale           $70.00
                    1/20/00          110,000        Sale           $70.24
                    1/21/00           75,000        Sale           $70.00
                    3/16/00           20,000        Sale          $139.59
                    3/17/00           38,300        Sale          $153.13
                    3/20/00           15,000        Sale          $161.90
                    3/21/00            5,000        Sale          $155.00
                    3/22/00           30,000        Sale          $166.11
                    6/12/00           20,000        Sale           $67.00
                    6/14/00           48,200        Sale           $61.90
                    6/15/00           15,000        Sale           $61.00
                    6/19/00           75,000        Sale           $60.35
                    6/20/00           56,000        Sale           $61.11
                    6/22/00           80,700        Sale           $59.83
                    6/26/00           60,000        Sale           $52.40
                    6/27/00          130,000        Sale           $55.04
                     9/1/00           27,500        Sale           $56.78
                     9/5/00           30,000        Sale           $55.51
                    9/11/00           22,300        Sale           $56.25
                    9/21/00           10,000        Sale           $40.16
                    9/22/00           45,000        Sale           $39.70
                    9/27/00           20,000        Sale           $38.52
                   11/14/00           50,000        Sale           $40.98
                    2/22/01          750,000        Sale           $23.07

                  All of the above transactions were effected in brokers' transactions on the Nasdaq National Market pursuant to Rule 144 under the Securities Act of 1933, as amended. The price per share is the average price for the sale of such shares on the referenced date, excluding brokerage commissions.

                  The following transaction in the Issuer Common Stock was effected by the James R. Adams Trust:

                  Date    No. of Shares    Sale/Purchase    Price per Share
                  ----    -------------    -------------    ---------------

                  5/3/00          1,000      Purchase           $62.53

                  The above transaction was effected in a broker's transaction on the Nasdaq National Market. The price per share is the average price for the purchase of such shares on the referenced date, excluding brokerage commissions.

                  The following transactions in the Issuer Common Stock were effected by the Adams Family Limited Partnership:

                  Date       No. of Shares   Sale/Purchase     Price per Share
                  ----       -------------   -------------     ---------------
                   5/3/00              650     Purchase           $62.52
                  8/14/00            1,200     Purchase           $49.89
                  8/28/00            1,000     Purchase           $47.77


                  All of the above transactions were effected in brokers' transactions on the Nasdaq National Market. The price per share is the average price for the purchase of such shares on the referenced date, excluding brokerage commissions.

         (d)      N/A

         (e) On February 22, 2001, TI ceased to be a beneficial owner of 5% or more of the Issuer Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  In connection with its acquisition of the Convertible Preferred Stock, TI entered into an Investors' Rights Agreement, dated as of July 30, 1993 and amended by Amendments No. 1 through 7 thereof, among the Issuer and the securityholders parties thereto. Such Investors' Rights Agreement provides certain registration rights to TI with respect to the Issuer Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Investors' Rights Agreement, dated as of July 30, 1993 and amended by Amendments No. 1 through 7 thereof, among the Issuer and the securityholders parties thereto.*

         -------------

         *Incorporated by reference to Exhibits 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11 to the Issuer's Registration Statement on Form S-1 (File No. 333-77795) filed with the Commission on May 5, 1999.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     TEXAS INSTRUMENTS INCORPORATED



        March 1, 2001                 By:        /s/ William A. Aylesworth
--------------------------------          -------------------------------------
            Date                           Name:     William A. Aylesworth
                                           Title:    Senior Vice President
                                                     Treasurer and
                                                     Chief Financial Officer